EXHIBIT 99.1

First Large-Scale CLARISOY™ Production Facility Fully Commissioned

VANCOUVER, British Columbia, Nov. 08, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) announced today that Archer Daniels Midland Company (NYSE:ADM), Burcon’s license and production partner for CLARISOY™ soy protein, notified Burcon that ADM has successfully commissioned the first large-scale CLARISOY™ production facility.

The CLARISOY™ soy protein technology was developed by Burcon and licensed, exclusively, to ADM to manufacture, market and sell CLARISOY™ soy proteins.

Unique to any other proteins on the market, ADM’s CLARISOY™ line of soy proteins are the only vegetable-based proteins that offer exceptionally high solubility, clean flavor and complete protein nutrition for low pH and neutral pH beverage systems. This product line is well-positioned to help beverage manufacturers meet the ever-growing demand of health and wellness-minded consumers for great-tasting, nutritionally enhanced beverages with natural ingredients and clean labels.

CLARISOY™ can be used to increase nutritional content in a variety of applications, from coffee creamers, smoothies and powdered beverage mixes, to yogurts and frozen desserts. For example, CLARISOY™150 serves as an ideal replacement for sodium caseinate, a protein found in milk, in coffee creamers and whiteners, creating substantial cost savings as well as providing vegan alternatives for product developers.  CLARISOY™ 170 and 180 are specifically designed for neutral pH products, such as meal replacement beverages, yogurts and ice creams, and can increase the protein percentage to levels that were previously unachievable using soy protein while at the same time reducing costs and allowing for vegan and lactose-free labels.

”Today’s announcement marks the culmination of years of effort," said Johann Tergesen, Burcon’s president and chief operating officer, adding, “developing and launching such an innovative and timely line of plant-based proteins, as ADM is doing with CLARISOY™, has required commitment and dedication from both of our teams.  Burcon could not have chosen a better partner than ADM to enhance the value of our CLARISOY™ soy protein technology and bring CLARISOY™ to wellness-minded consumers around the globe.”

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca